                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549


                                 FORM 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934




     For the five months ended May 31, 1994 (date of Plan termination)




             1988 INTERNATIONAL EMPLOYEES STOCK PURCHASE PLAN
             ------------------------------------------------
                         (Full title of the Plan)




                            NORDSON CORPORATION
         --------------------------------------------------------
         (Name of issuer of securities held pursuant to the Plan)


                            28601 Clemens Road
                           Westlake, Ohio  44145
                  ---------------------------------------
                  (Address of principal executive office)

Item 1.   Changes in the Plan.

          In accordance with the Plan documents, effective May 31, 1994, the Plan was terminated. There were no material changes in the provisions of the Plan prior to termination.

Item 2.   Changes in investment policies.

          None.

Item 3.   Contributions under the Plan.

          No contributions were made under the Plan by the issuer.

Item 4.   Participating employees.

          The Plan does not allow for any agreements to be entered into after April 30, 1994 and provides for the Plan to terminate when no further agreements may be entered into and no agreements are outstanding. There were no agreements outstanding under the Plan and no employees who were participants in the Plan on May 31, 1994. The Plan has been terminated.

Item 5.   Administration of the Plan.

          (a) The Plan was administered by the following persons, in their capacity as members of the Compensation Committee of the Board of Directors of the issuer:

     Name and address                   Position with Issuer
     ----------------                   --------------------

     Eric T. Nord                       Director & Chairman of the Board
     23 Hawthorne Avenue
     Oberlin, Ohio  44074

     William W. Colville                Director
     Owens Corning Fiberglas
     Fiberglas Tower
     Toledo, Ohio  43659

     Stephen R. Hardis                  Director
     Eaton Corporation
     Eaton Center
     Cleveland, Ohio  44114

     Dr. Anne O. Krueger                Director
     Department of Economics
     Stanford University
     Stanford, CA  94305-6072

          (b) Members of the Compensation Committee received no compensation from the Plan.

Item 6.   Custodian of investments.

          Each participant in the Plan that had amounts withheld from their wages, also had an account set up in their own name at each participating local subsidiary.

Item 7.   Reports to participating employees.

          Each participant in the Plan received, on an annual basis, a copy of the Registrant's Annual Report to Shareholders.

Item 8.   Investment of funds.

          None.

Item 9.   Financial statements and exhibits.

          (a)  Financial statements

          Report of Independent Auditors                             F-1

          Statement of Income and Changes in Participants'
            Equity for the five months ended May 31, 1994
            (date of Plan termination) and the years ended
            December 31, 1993 and 1992                               F-2

          Notes to financial statement                            F-3 & F-4

          Schedules I, II and III have been omitted since the required information is included in the financial statement, including the notes thereto, or is not present, or not present in amounts sufficient to require submission of the schedule.

          (b)  Exhibits

          Consent of Independent Auditors

                                 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                           NORDSON CORPORATION
                           1988 INTERNATIONAL EMPLOYEES STOCK PURCHASE PLAN





                           By /s/ Nicholas D. Pellecchia

                              Nicholas D. Pellecchia
                              Vice President-Finance and Treasurer
                              Nordson Corporation


Date:  August 25, 1994

                      REPORT OF INDEPENDENT AUDITORS


The Compensation Committee and Participants
Nordson Corporation 1988 International Employees Stock Purchase Plan


          We have audited the accompanying statement of income and changes in participants' equity of the Nordson Corporation 1988 International Employees Stock Purchase Plan for the five months ended May 31, 1994 (date of Plan termination) and each of the two years in the period ended December 31, 1993.

This statement of income and changes in participants' equity is the responsibility of the Plan's management. Our responsibility is to express an opinion on the statement of income and changes in participants' equity based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the statement of income and changes in participants' equity referred to above presents fairly, in all material respects, the results of operations and changes in participants' equity of the Nordson Corporation 1988 International Employees Stock Purchase Plan for the five months ended May 31, 1994 (date of Plan termination) and each of the two years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.





                                        /s/ Ernst & Young LLP

                                        Ernst & Young LLP

Cleveland, Ohio
August 25, 1994

                            NORDSON CORPORATION

             1988 INTERNATIONAL EMPLOYEES STOCK PURCHASE PLAN

          STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

     FOR THE FIVE MONTHS ENDED MAY 31, 1994 (DATE OF PLAN TERMINATION)
              AND THE YEARS ENDED DECEMBER 31, 1993 AND 1992



                                   1994           1993           1992
                                ----------     ----------     ----------
Participants' equity at the
  beginning of the period       $       -      $       -      $        -

Employee contributions           6,105,226      1,757,929       5,262,356


Employee stock purchases
  (Note 1)                      (6,105,226)    (1,757,929)     (5,262,356)
                                ----------     ----------      ----------

Participants' equity at
  the end of the period         $       -      $       -       $       -
                                ==========     ==========      ==========

















FN>
                          See accompanying notes.

                            NORDSON CORPORATION

              1988 INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN

                       NOTES TO FINANCIAL STATEMENT

                               MAY 31, 1994

1.   PROVISIONS OF THE PLAN

          The following description of the 1988 International Employees Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          The Plan authorized the sale of up to 600,000 common shares. As of May 31, 1994, there were no common shares available to be sold under the Plan.

          The shares were purchased at certain times by eligible foreign employees at specifically designated locations of Nordson Corporation's ("the Registrant") subsidiaries who entered into an agreement with the Registrant. The agreements were entered into as of May 1, 1990 and May 1, 1992, except employees who became eligible to participate as of any intervening May 1 or November 1 were eligible to enter into an agreement as of such date. The term of all outstanding agreements ended as of May 1, 1992 or May 1, 1994, respectively. No agreements could be entered into when no more common shares were available to be offered and sold under this Plan, or after April 30, 1994. As of May 31, 1994, no common shares were available to be sold under this Plan.

The purchase price of the shares under the Plan was the lesser of: (a) 85% of the fair market value of the common shares at the date of the agreement (fair market value at May 1, 1992 was $50.13, at November 1, 1992 was $46.63, at May 1, 1993 was $39.50, at November 1, 1993 was $53.38, and at May 1, 1994
was $57.50), or (b) 85% of the fair market value at date of purchase (May 1 each year during the agreement period). The Plan was intended to provide all eligible employees with an opportunity to designate up to 15% of their previous year gross earnings or, if the employee did not receive compensation during all twelve months of the previous year, their current annualized pay from the Registrant's subsidiary for the purchase of common shares.
Employees who became eligible to participate in the Plan as of any November 1st were limited until the next May 1st to 7.5% of base compensation. The purchase of common shares was made through payroll deductions, lump sum payments, transfers to the Registrant by the participating employee of common shares having a current market value equal to the purchase price, or by a combination of these methods. Pursuant to agreements made in May 1992 through November 1993, 145,363 and 53,306 common shares were purchased on May 1, 1994 and 1993, respectively. Pursuant to agreements made in May 1990 through November 1991, 263,706 common shares were purchased on May 1, 1992.

                            NORDSON CORPORATION

              1988 INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN

                       NOTES TO FINANCIAL STATEMENT

                               MAY 31, 1994


1.   PROVISIONS OF THE PLAN (Cont'd.).

          The Plan did not allow for any agreements to be entered into after April 30, 1994 and provided for the Plan to terminate when no further agreements may be entered into and no agreements are outstanding. There were no outstanding agreements as of May 31, 1994; therefore, the Plan has been terminated.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Method of accounting - Plan transactions were accounted for on the accrual method.

          Income tax status - The Plan was not required to file income tax returns or pay income taxes. The Plan was not intended to qualify under the Internal Revenue Code, and the income tax consequences for the Registrant and for participants in the Plan depended on the tax laws of the countries in which the various participants reside.

          Payroll deduction deposits - Employee payroll deductions were deposited into separate accounts in the employee's name by the various subsidiaries. The amounts designated by the employees for purchases of shares under the Plan were then transferred to the Plan administrator as of May 1st of each year.

3.   OTHER

          All costs and expenses incurred in administering the Plan were paid by the Registrant.

                      CONSENT OF INDEPENDENT AUDITORS


          We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-20451) pertaining to the Nordson Corporation 1988 International Employees Stock Purchase Plan and in the related prospectus of our report dated August 25, 1994, with respect to the financial statements of the Nordson Corporation 1988 International Employees Stock Purchase Plan included in the Annual Report (Form 11-K) for the five months ended May 31, 1994 (date of Plan termination).





                                        /s/ Ernst & Young LLP

                                        Ernst & Young LLP

Cleveland, Ohio
August 25, 1994